SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13-D

                    Under the Securities Exchange Act of 1934



                             FORTUNE FINANCIAL, INC.
                         ------------------------------
                                (Name of Issuer)


                         Common Stock, $0.025 par value
                         (Title of Class of Securities)


                                   607235504
                                ---------------
                                 (CUSIP Number)


                         Edward W. Dougherty, Jr., Esq.
                             Igler & Dougherty, P.A.
                              1501 Park Avenue East
                           Tallahassee, Florida 32301
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box (___).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607235504                                            Page 2 of 8 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  The Crown Group, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [__]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
--------------------------------------------------------------------------------
                                                     7

         NUMBER OF                                      SOLE VOTING POWER

          SHARES                                            7,772,340
                                                     ---------------------------
        BENEFICIALLY                                  8
                                                        SHARED VOTING POWER
         OWNED BY

           EACH                                                  0
                                                     ---------------------------
         REPORTING                                    9
                                                        SOLE DISPOSITIVE POWER
          PERSON

           WITH                                              7,772,340
                                                     ---------------------------
                                                    10
                                                        SHARED DISPOSITIVE POWER

                                                                0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,772,340

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [__]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  51.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  CO

--------------------------------------------------------------------------------

CUSIP No. 607235504                                            Page 3 of 8 pages

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





Item 1.           Security and Issuer
                  -------------------

                  This Statement relates to the voting Common Stock, par value $.025 per share ("Common Stock"), of Fortune Financial, Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 10475 Fortune Parkway, Suite 110, Jacksonville, Florida 32256

Item 2.           Identity and Background
                  -----------------------

                  (a) This statement is filed on behalf of The Crown Group, Inc. ("CGI"), a Florida corporation. CGI is a bank holding company, with its principal and business offices located at 105 Live Oaks Gardens, Casselberry, Florida 32707.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d)      During  the  last  five  years,   CGI  has  not  been
                           convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, CGI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Considerations
                  --------------------------------------------------

                  CGI made the subject purchase with cash from its working capital.

Item 4.           Purpose of Transaction
                  ----------------------

                  On January 12, 2001, but effective as of December 29, 2000, CGI executed a Preferred Stock Purchase Agreement between Issuer and CGI (the "Preferred Stock Purchase Agreement"). Pursuant to the Preferred Stock Purchase Agreement, CGI acquired an aggregate of 133,333 shares of Issuer's Series A Convertible Preferred Stock, $.001 par value, to be designated as its "Series A Convertible Preferred Stock" (the "Preferred Stock") in exchange for a purchase price of $75 per share for an aggregate total cash purchase price of $10,000,000 (the "Purchase Price"). Subject to receiving stockholder approval, the Preferred Stock is convertible at the option of the holder into shares of Issuer's common stock, par value $.025 per share (the "Common Stock"). The initial conversion price is $2.42 per share, subject to adjustment (the "Conversion Price"). The Issuer shall from time to time by action of the Board of Directors, on its own or upon reasonable written request of a holder of Preferred Stock, on or before the third anniversary of the first and earliest date on which any of the Preferred Stock is originally issued by Issuer (the "Preferred

CUSIP No. 607235504                                            Page 4 of 8 pages

                  Stock Issue Date"), adjust the Conversion Price by reducing or increasing the Conversion Price for the effect of the following on the Issuer's book value as of the Preferred Stock Issue Date: (A) the financial impact of any reinsurance arbitration proceeding pending on the Preferred Stock Issue Date to which Fortune Insurance Company ("FIC") is a party, including the cost of any reinsurance of any potential losses therefrom; (B) the financial impact of any arbitration or litigation arising out of any dispute or potential dispute between FIC and Sirius Reinsurance Corporation based upon facts in existence on the Preferred Stock Issue Date; (C) the financial impact of the outcome of In the Matter of USA Diagnostics v. Fortune Insurance Company, Broward County Circuit Court, Case No. 94-13154(05); (D) the financial impact of any increase or decrease in FIC's estimate of ultimate losses for periods ending on or before December 31, 2000; (E) the financial impact of FIC's payment of any insurance premiums to limit the liability of FIC on any of the items listed in (A) through (D) above; and (F) the per share of Common Stock impact (increase or decrease) based on Issuer's fiscal year 2000 fourth quarter earnings results. In each case, such adjustments to the Conversion Price shall be determined by the Issuer on the advice of its independent public accountants. If within 45 days of any action by the Board of Directors to adjust the Conversion Price as provided above the Issuer receives written notice from the holders of at least a majority of the shares of Preferred Stock then outstanding (upon the affirmative vote or consent of the holders of at least a majority of the shares of Preferred Stock then outstanding voting or consenting as the case may be, as one class) disputing the amount of the adjustment of the Conversion Price, the Board of Directors of the Issuer and such holders of at least a majority of the shares of Preferred Stock then outstanding (upon the affirmative vote or consent of the holders of at least a majority of the shares of Preferred Stock then outstanding voting or consenting as the case may be, as one class) shall jointly choose an independent actuary to decide the dispute as to the amount of the adjustment of the Conversion Price and such actuary's decision shall be final and binding.

                  CGI has deposited $5,000,000 of the Purchase Price into a joint bank account (the "Account") at Crown Bank in the joint names of Issuer and CGI. During such time as funds remain in the Account, CGI shall invest the funds in the Account in its sole discretion. All earnings on the Account shall belong to Issuer. The Account requires two signatures in order to withdraw funds with one signature designated by CGI and one signature designated by Issuer. The funds in the Account shall be irrevocably and immediately released to Issuer and CGI shall cause its signatory on the Account to sign all documents necessary to immediately disburse such funds to Issuer upon the fulfillment or waiver by CGI of the following conditions:
                  (a) the Florida Department of Insurance ("DOI") shall have, exclusive of approving all forms and applications required of CGI (including without limitation CGI's directors, officers, affiliates and control persons) under Florida Statute Section
                  628.461 (the "DOI Filings"), approved or waived approving the structure of the transactions contemplated by the Preferred Stock Purchase Agreement or advised Issuer that such approval is not required under Florida law; and (b) FIC shall have either (i) settled the currently pending reinsurance arbitration proceeding between FIC and Clarendon whereby Clarendon has agreed or is ordered to pay FIC at least $5,000,000 or (ii) obtained an enforceable, written proposal setting forth the cost of reinsuring potential losses exceeding $5,000,000 but not exceeding $10,000,000 from the Clarendon reinsurance arbitration proceeding currently pending between FIC and Clarendon.

                  The Preferred Stock Purchase Agreement contains certain put and call options that are conditioned upon an exemption from registration of such shares of Preferred Stock under the

CUSIP No. 607235504                                            Page 5 of 8 pages

                  Securities Act and from registration or qualification under applicable state securities laws. Issuer may at any time and from time to time prior to December 31, 2003 elect in writing, at Issuer's option (the "Put Option"), to sell to CGI and CGI shall purchase up to and including an aggregate of 66,667 shares of the Preferred Stock ("Additional Shares") for a purchase price of $75 per share for an aggregate total cash purchase price of $5,000,000. To exercise the Put Option, Issuer shall provide CGI with written notice specifying the number of Additional Shares to be sold to CGI ("Capital Call Notice"). Within 30 days following CGI's receipt of a Capital Call Notice, Issuer shall sell and CGI shall purchase the Additional Shares. Issuer may continue to provide Capital Call Notices and sell Additional Shares to CGI until all Additional Shares have been sold to CGI, subject to an expiration date of December 31, 2003. Notwithstanding the foregoing, CGI shall not be obligated to purchase Additional Shares offered to CGI pursuant to a Capital Call Notice unless: (i) at the time of the Capital Call Notice, FIC has a net written premium to statutory capital ratio of at least 3.5 to 1; and (ii) the date of the Capital Call Notice is after January 1, 2002 and, for the calendar year ending December 31, 2001, Issuer must have achieved audited GAAP net income for calendar year 2001 of at least $1,000,000. If the date of the Capital Call Notice is after June 30, 2002, for the 6 months ending June 30, 2002, Issuer must also have achieved unaudited GAAP net income at least $3,000,000 for such period as a condition to CGI's obligation to purchase Additional Shares offered to CGI pursuant to a Capital Call Notice.

                  CGI may at any time prior to December 31, 2003 elect, at CGI's option (the "First Call Option"), to purchase that portion of the Additional Shares not already purchased by CGI pursuant to the Capital Call Notices discussed above (the "Remaining Additional Shares") for a purchase price of $75 per share. To exercise the First Call Option, CGI shall provide the Issuer with written notice stating that it desires to purchase the Remaining Additional Shares ("First Call Option Notice"). Within 30 days following the Issuer's receipt of the First Call Option Notice, the Issuer shall sell and CGI shall purchase the Remaining Additional Shares.

                  In addition, provided that CGI has purchased not less than 200,000 shares of Preferred Stock, CGI shall have the option (the "Second Call Option"), commencing on the date of the purchase of the last share of such 200,000 shares of Preferred Stock (the "Purchase Date") and expiring on
                  December 31, 2003, to purchase at a purchase price of $75 per share the minimum number of additional shares of Preferred Stock (the "Minimum Shares") which, if converted into Common Stock at the Conversion Price as of the date of the Issuer's receipt of the Second Call Option Notice (as defined below), would provide CGI with at least a majority of the issued and outstanding Common Stock of the Issuer as of the date of the Issuer's receipt of the Second Call Option Notice. To exercise the Second Call Option, CGI shall provide the Issuer with written notice stating that it desires to purchase the Minimum Shares ("Second Call Option Notice"). Within 30 days following the Issuer's receipt of the Second Call Option Notice, the Issuer shall sell and CGI shall purchase the Minimum Shares.

                  The Preferred  Stock Purchase Agreement also provides CGI with a right of first refusal for certain securities transactions. Except for securities issuable pursuant to the agreements made in connection with that certain Securities Purchase Agreement dated November 15, 2000 (the "Securities Purchase Agreement")
                  among   Issuer,   Hawkeye,   Inc.,  a  Florida   corporation
                  ("Hawkeye"), and Mid-Ohio Securities Corporation, FBO R. Lee Smith (Acct. 15051) ("Smith"), prior to the Issuer's issuance of any senior or parity securities, the Issuer shall provide CGI with 30 days prior written notice of the number, price and terms of such securities being offered or to be offered

CUSIP No. 607235504                                            Page 6 of 8 pages

                  ("Offer Notice"). Arthur L. Cahoon, the Chairman of the Board of Directors of Issuer, is the sole officer, director and shareholder of Hawkeye, except that Pamela C. Fitch is President of Hawkeye. R. Lee Smith is a member of the Board of Directors of Issuer. Within 30 d ays of receipt of the Offer Notice, CGI will have the option to purchase the securities subject to the Offer Notice by providing the Issuer with written notice of CGI's election to purchase the securities ("Acceptance Notice"). The Issuer and CGI shall be required to close the purchase and sale of such securities not later than 15 days after the Issuer's receipt of Acceptance Notice. If CGI does not provide the Issuer with timely Acceptance Notice, CGI's option shall expire unexercised. The Issuer's obligation to provide the Offer Notice and CGI's option to purchase securities pursuant to such an Offer Notice shall expire on December 31, 2003. The Issuer's obligation to sell securities to CGI under the terms described in this paragraph is conditioned upon an exemption from registration of such securities under the Securities Act and from registration or qualification under applicable state securities laws.

                  The Preferred Stock Purchase Agreement also provides CGI with a right of rescission. In the event CGI complies with its obligation to make or cause to be made the appropriate DOI Filings within 45 days after Closing: (a) if the DOI disapproves the DOI Filings of CGI, CGI shall have the right to rescind the Preferred Stock Purchase Agreement, upon 30 days' written notice ("Rescission Notice") to the Issuer of CGI's election to exercise its rescission right ("Rescission Right"); and (b) in the event that the Issuer does not receive Rescission Notice from CGI within 15 days after the DOI's written notice of disapproval of CGI's DOI Filings, CGI shall have waived CGI's Rescission Right. CGI's Rescission Right is personal in nature and may not be assigned without the prior written consent of the Issuer. If within 180 days after the Closing the Issuer has not either (x) settled the currently pending reinsurance arbitration proceeding between FIC and Clarendon whereby Clarendon has agreed or is ordered to pay FIC at least $5,000,000 or (y) purchased a reinsurance policy to insure against potential losses exceeding $5,000,000 but not exceeding $10,000,000 from the Clarendon reinsurance arbitration proceeding currently pending between FIC and Clarendon, CGI shall have the right to exercise its Rescission Right after timely Rescission Notice to the Issuer. In the event Issuer does not receive Rescission Notice within 15 days after the expiration of the 180 day period set forth in the immediately preceding sentence, CGI shall have waived its Rescission Right. If a valid rescission occurs, Issuer shall return to CGI the portion of the purchase price for shares paid to the Issuer by CGI upon CGI's tendering to Issuer of the shares purchased or sought to be purchased by CGI under the Preferred Stock Purchase Agreement.

CUSIP No. 607235504                                            Page 7 of 8 pages

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a) - (b)     Information concerning the amount and percentage
                                of shares of Common Stock beneficially owned by each of the reporting persons as of January 12, 2001, is set forth below and is based upon the number of shares of Common Stock outstanding on January 12, 2001:

                              Sole         Shared                  Percentage of
                           Voting and    Voting and   Aggregate     Outstanding
     Reporting             Dispositive   Dispositive  Beneficial     Shares of
      Person                  Power       Power       Ownership    Common Stock
     ---------             -----------   -----------  ----------   -------------

        CGI                7,772,340        0         7,772,340       51.0%


     (c)   Not applicable.

     (d)   Not applicable.

     (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                  --------------------------------------------------------------

                  For a description of the Preferred Stock Purchase Agreement that CGI has entered, see Item 4 above.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  Exhibit 1         Preferred Stock Purchase Agreement

                                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:    January 22, 2001

                                                              /s/ John A. Koegel
                                                              ------------------
                                                              John A. Koegel
                                                              President

CUSIP No. 607235504                                            Page 8 of 8 pages
                                  Schedule 13D

                                  Exhibit Index

Exhibit
-------

Exhibit 1 -       Preferred Stock Purchase Agreement